WILLIAM L. HUGHES	March 30, 2012	EMAIL WHUGHES@FENWICK.COM DIRECT DIAL (415) 875-2479

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Legal Branch Chief

Ryan Houseal, Attorney-Advisor

Re:	Infoblox Inc.

Amendment No. 2 to the Registration Statement on Form S-1

Filed March 12, 2012

Registration No. 333-178925

Ladies and Gentlemen:

On behalf of Infoblox Inc (the “Company”), we are submitting this letter in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1, to be filed on March 30, 2012 (No. 333-178925) (the “Registration Statement”). The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

The purpose of this letter is to notify the Staff that the price range to be included on the cover page of the Company’s preliminary prospectus and to provide the Staff with supplemental responses to prior comments 7, 18 and 19 received by letter dated February 2, 2012, which are recited below in bold italics.

7. We note that you intend to effect a stock split prior to the offering. Please tell us the expected timing for that recapitalization and confirm that you will amend the filing pre-effectively to contain share and per share dollar amount disclosure that gives effect to the stock split.

Response

The Company supplementally advises the Staff that the reverse stock split to be completed prior to the effectiveness of the Registration Statement will be at a ratio of 1-for-3 (the “Reverse Split”). The Company has updated the disclosures in the Registration Statement for the Reverse Split in Amendment No. 3.

United States Securities and Exchange Commission

March 30, 2012

18. When available, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Response

The Company supplementally advises the Staff that the proposed IPO price range is $[A1] per share to $[A2] per share after giving effect to the Reverse Split. The Company’s underwriters first communicated their estimated price range for the Company’s stock on March 26, 2012. The Company intends to update the next amendment to the Registration Statement following Amendment No. 3 to reflect the IPO price range.

The information identified as [A1] and [A2] in the Company’s response to the Staff’s comment is set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

19. Additionally, please revise to disclose the significant factors contributing to the difference between the estimated IPO price, when available, and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Supplementally, provide us with your growth rate assumptions used in your most recent valuation analysis.

Response

The Company’s most recent option grants occurred on March 8, 2012 and March 14, 2012. As disclosed in Amendment No. 3, the Company granted options to purchase an aggregate of 2,508,063 shares of common stock on March 8, 2012 and 290,000 shares of common stock on March 14, 2012 with an exercise price of $3.75 per share (or $11.25 per share as adjusted for the Reverse Split). The fair value of the Company’s common stock on March 8, 2012 and March 14, 2012 as determined by the Board of Directors (the “Board”) was $3.75 per share (or $11.25 per share as adjusted for the Reverse Split). In making this determination, the Board considered, among other factors, a valuation performed by an unrelated third-party specialist (the “Report”). The Report concluded that the Company’s common stock as of January 31, 2012 had a value of $3.75 per share (or $11.25 per share as adjusted for the Reverse Split). The deemed fair value of $11.25 per share at March 8, 2012 is approximately [B1]% of the $[B2] mid-point of the IPO price range determined by the Board on March 28, 2012. The Report also used a 7.5% lack of marketability discount, absent which the market price would have been $12.16, or approximately [B3] % of the mid-point of the IPO price range. In addition, from March 14, 2012 to March 28, 2012 market values of the NASDAQ-Computer Index (IXK) increased by approximately 2%, which if considered would suggest that, on a comparable basis, the March 14 , 2012 valuation was at a discount of less than [B4]% from the IPO range midpoint determined on March 28, 2012.

The Company respectfully submits that this modest discount is reasonable due to: (i) the time value of money taking into account the expected timing of the IPO and potential delays in that timing; (ii) the uncertainty of a successful conclusion to the IPO; (iii) the possibility that the actual offering price could

United States Securities and Exchange Commission

March 30, 2012

be lower than the initial IPO price range determined by the Board; and (iv) the 180-day lock-up to which the shares underlying stock options will be subject after the IPO.

In the next amendment of the Registration Statement following Amendment No. 3, the Company will include disclosure of the reasons for the differences between the proposed offering price and the option exercise price on the last option grant date. Such disclosure will be consistent with the foregoing explanation.

The information identified as [B1] through [B4] in the Company’s response to the Staff’s comment is set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

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United States Securities and Exchange Commission

March 30, 2012

Please direct your questions or comments regarding this letter or Amendment No. 3 to the undersigned by telephone to (415) 875-2479 or by facsimile to (415) 281-1350. In his absence, please direct your questions or comments to Laird Simons at (650) 335-7233. Thank you for your assistance.

Sincerely,

/s/ William L. Hughes

William L. Hughes

WLH:hg

cc:	Kathleen Collins, Accounting Branch Chief

Melissa Feider, Staff Accountant

Robert D. Thomas

Remo E. Canessa

Infoblox Inc.

Laird H. Simons

Larissa N. Schwartz

Fenwick & West LLP

Jeffrey D. Saper

Rezwan D. Pavri

Wilson Sonsini Goodrich & Rosati, P.C.